Filed pursuant to 424(b)(3)

Registration No. 333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 9 DATED NOVEMBER 10, 2008

TO THE PROSPECTUS DATED JANUARY 4, 2008

This Supplement No. 9 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated January 4, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated May 15, 2008, Supplement No. 6 dated June 27, 2008, Supplement No. 7 dated August 6, 2008 and Supplement No. 8 dated August 14, 2008. Unless otherwise defined in this Supplement No. 9, capitalized terms used shall have the same meanings as set forth in the prospectus.

Status of Offering

We commenced the initial public offering of shares of our common stock on January 21, 2008. We have accepted investors’ subscriptions to this offering received through November 5, 2008 and issued approximately 6.4 million shares of our common stock, with gross proceeds of approximately $63.6 million distributed to us.

Prospectus Summary

Distribution Policy

The following information describes the declaration of distributions by our board and should be read in conjunction with the “Prospectus Summary — Distribution Policy” section beginning on page 9 of the prospectus and all similar information appearing throughout the prospectus, including in the “Description of Shares — Distributions” section beginning on page 166 of the prospectus:

On September 25, 2008, our board of directors declared distributions payable to the stockholders of record each day during the months of October, November and December, 2008. Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month. The declared distributions equal a daily amount of $0.0008219 per share of common stock. If this rate were paid each day for a 365-day period, it would equal a 3.0% annualized rated based on a purchase price of $10.00 per share. A portion of each distribution may constitute a return of capital for tax purposes. There is no assurance that we will continue to declare daily distributions at this rate.

Risk Factors

Risks Related to Our Business in General

The following risk factor supplements the risk factors contained in the “Risk Factors — Risks Related to Our Business in General” section beginning on page 42 of the prospectus:

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We have diversified our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or “FDIC,” only insures amounts up to $250,000 per depositor per insured bank. At June 30, 2008, we had cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of your investment.

Future financing could be impacted by negative capital market conditions.

Recently, the U.S. credit markets and the sub-prime residential mortgage market have experienced severe dislocations and liquidity disruptions. Sub-prime mortgage loans have experienced increasing rates of delinquency, foreclosure and loss. These and other related events have had a significant impact on the capital markets associated not only with sub-prime mortgage-backed securities, asset-backed securities and collateralized debt obligations, but also with the U.S. housing, credit and financial markets as a whole. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms. Our ability to borrow funds to finance future acquisitions could be adversely affected by our inability to secure permanent financing on reasonable terms, if at all.

Management

The Advisory Management Agreement

The following information supplements the discussion contained in the “Management — The Advisory Management Agreement” section beginning on page 89 of the prospectus:

Our advisor has assigned to an affiliated entity, Behringer Harvard Real Estate Services, LLC (BHRES), its duties and rights under our advisory management agreement and the fees and compensation related thereto for services provided under the agreement related to properties we acquire in states that require specific licenses for such services.

Companies Affiliated with Our Advisor

Property Manager

The following information supplements the discussion contained in the “Management — Companies Affiliated with Our Advisor — Property Manager” section beginning on page 93 of the prospectus:

Our property manager has assigned to an affiliated entity, HPT Management, its duties and rights under our property management agreement and the fees and compensation related thereto for all office properties we acquire in states that do not require specific licenses for services provided under the property management agreement. In addition, our property manager has assigned to BHRES its duties and rights under our property management agreement and the fees and compensation related thereto for any properties acquired in states that require specific licenses for services provided under the property management agreement. BHO Management will continue to act as our property manager for all other properties we acquire.

Investment Objectives and Criteria

The following information supplements the discussion contained in the “Investment Objectives and Criteria” section beginning on page 112 of the prospectus and should be added after the discussion under the heading “Change in Investment Objectives and Limitations” on page 127 of the prospectus:

Real Property Investments

On October 28, 2008, we, through Behringer Harvard 1875 Lawrence, LLC, a wholly owned subsidiary of our operating partnership, acquired a 15-story office building containing approximately 185,000 rentable square feet, with a subterranean parking garage (“1875 Lawrence”) from Principal Life Insurance Company, an unaffiliated seller. 1875 Lawrence is located in Denver, Colorado on an approximate 0.6 acre site at 1875 Lawrence Street. The contract purchase price of 1875 Lawrence was $34.5 million, excluding closing costs. The acquisition was funded with proceeds from this offering.

1875 Lawrence was built in 1982 and renovated in 2006. As of November 1, 2008, 1875 Lawrence was 96% leased by 22 tenants, including Policy Studies Inc. (22%) and McKenna Long & Aldridge LLP (10.4%). Policy Studies provides outsourcing, consulting and information technology services to government clients. Policy Studies also supports private sector health organizations in their efforts to strengthen strategic performance and growth and has more than 1,400 employees spanning 57 programs in 28 states and the District of Columbia. McKenna Long & Aldridge is an international law firm of attorneys and public policy advisors that provides business solutions in many areas, including environmental regulation, international law, public policy and regulatory affairs.

The current aggregate annual base rent for the tenants of 1875 Lawrence is approximately $3,568,000. As of November 1, 2008, the current weighted-average remaining lease term for the current tenants of 1875 Lawrence is approximately 2.3 years. Policy Studies leases approximately 40,800 square feet of 1875 Lawrence for an annual rent of approximately $782,000 under leases that expire in October 2010 and February 2011, both with one five-year renewal option available. McKenna Long & Aldridge leases approximately 19,300 square feet of 1875 Lawrence for an annual rent of approximately $464,000 under a lease that expires in July 2013 with one five-year renewal option available.

We believe that 1875 Lawrence is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to 1875 Lawrence. There are a number of comparable properties located in the same submarket that might compete with 1875 Lawrence.

Federal Income Tax Considerations

The following information supplements the discussion contained in the “Federal Income Tax Considerations” section beginning on page 138 of the prospectus and all similar discussion appearing throughout the prospectus and should be added after the discussion under the heading “Taxation of the Company” beginning on page 139  of the prospectus:

The Housing and Economic Recovery Tax Act of 2008

The Housing and Economic Recovery Tax Act of 2008 (the “Housing Act”) was signed into law by President Bush on July 30, 2008. The Housing Act’s provisions regarding REITs are generally effective for our 2009 taxable year and beyond. The Housing Act made the following changes, among others, to certain REIT provisions of the Code:

•                  Taxable REIT Subsidiaries. The value of taxable REIT subsidiaries’ securities (other than securities that are real estate assets) held by a REIT has been increased from 20 percent to 25 percent of the total value of the REIT’s assets.

•                  Prohibited Transactions Safe Harbor. There is a safe harbor that, if available, can allow us to avoid the 100% prohibited transaction tax. This safe harbor specifies a holding period that has been reduced from four years to two years by the Housing Act. Certain other changes to the safe harbor are also made under the Housing Act. These new rules apply to sales made after the Housing Act was enacted.

•                  Hedging Income. Income from a hedging transaction that complies with identification procedures set out in Treasury regulations that hedges indebtedness incurred or to be incurred by us to acquire or carry real estate assets will not constitute gross income for purposes of both the 75% and 95% gross income tests.

Foreign Investments

Our foreign investments might generate foreign currency gains and losses. Under the Housing Act, “real estate foreign exchange gain” is excluded from gross income for purposes of both the 75% and 95% gross income tests. Real estate foreign exchange gain is foreign currency gain which is attributable to (i) any item of income or gain qualifying for the 75% gross income test, (ii) our acquisition or ownership of obligations secured by mortgages on real property or interests in real property; or (iii) our becoming or being the obligor under obligations secured by mortgages on real property or on interests in real property. Real estate foreign exchange gain also includes Section 987 gain attributable to a qualified business unit (“QBU”) of the REIT if the QBU itself meets the 75%  income test for the taxable year, and meets the 75% asset test at the close of each quarter of the REIT that has directly or indirectly held the QBU.

“Passive foreign exchange gain” is another type of currency gain under the Housing Act. This type of gain is excluded for purposes of the 95% income test but is included in gross income and treated as non-qualifying income (to the extent that it is not real estate foreign exchange gain), for purposes of the 75% income test. Passive foreign exchange gain includes all real estate foreign exchange gain, and in addition includes foreign currency gain which is attributable to (i) any item of income or gain which qualifies for the 95% gross income test, (ii) the acquisition or ownership of obligations, (iii) becoming or being the obligor under obligations, and (iv) any other foreign currency gain as determined by the Secretary of the Treasury.

The Housing Act further provides that any gain derived from dealing, or engaging in substantial and regular trading, in securities denominated in, or determined by reference to, one or more nonfunctional currencies will be treated as non-qualifying income for both the 75% and 95% gross income tests. In addition, income from managing the risk of currency fluctuations with respect to any income or gain otherwise qualifying under the 75% and 95% gross income tests will be excluded from gross income for both gross income tests under the Housing Act.